

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 31, 2018

Via E-mail
Robert J. Anderson
Executive Vice President and Chief Financial Officer
Xperi Corporation
3025 Orchard Parkway
San Jose, CA 95134

> **Re: Xperi Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 1-37956**

Dear Mr. Anderson:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. On page 6, you identify Huawei, LG, Panasonic, Samsung, BMW, Honda, Hyundai and Toyota as customers who integrate your technology into their products. Each of these companies appears to sell and/or have sold its electronics or auto products in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, including with their governments, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director